                          [LETTERHEAD OF REXEL INC.]

         150 ALHAMBRA CIRCLE, SUITE 900 - CORAL CABLES, FLORIDA 33134
                  PHONE: (305) 446-8000 - FAX: (305) 446-8128

NEWS RELEASE

FOR IMMEDIATE RELEASE                         COMPANY CONTACT:
---------------------                         ----------------

                                              Eric Lomas
                                              Chairman
                                              Telephone: (212) 759-9080

                                              Gilles Guinchard
                                              President &
                                              Chief Executive Officer
                                              Telephone: (305) 446-8000

                       REXEL S.A. TO PROCEED WITH OFFER

        Coral Gables, Florida and Paris, France -- October 20, 1997 -- Rexel, Inc. [NYSE "RXL"] and Rexel S.A. announced today that they had entered into an agreement pursuant to which Rexel S.A. will launch a tender offer to purchase all outstanding shares of Rexel, Inc. at $22.50 per share, which represents an increase from Rexel S.A.'s initial proposal of $19.50 per share. The tender offer will be conditioned, among other things, upon the requirement that a majority of the shares not beneficially owned by Rexel S.A. be tendered and not withdrawn in connection with the tender offer. The agreement was recommended by a special committee of the Rexel, Inc. Board of Directors, based, among other things, on the opinion of Wasserstein Perella & Co., financial advisor to the special committee, and approved by the Rexel, Inc. Board of Directors. The announcement was made jointly by Gilles Guinchard, President and Chief Executive Officer of Rexel, Inc., and Alan Redheuil, Chairman and Chief Executive Officer of Rexel S.A.

        Rexel, Inc. and Rexel S.A. have entered into a merger agreement pursuant to which, subject to the terms and conditions thereof, all shares not tendered by shareholders of Rexel, Inc. pursuant to the tender offer will be converted into $22.50 per share in cash, subject under certain conditions to Rexel, Inc. shareholders' appraisal rights.

        Spokespersons for both Rexel, Inc. and Rexel S.A. said that the tender offer would be commenced this week.

        Rexel, Inc. and Rexel S.A. also announced that, based upon certain of the terms of the merger agreement, they, together with the other defendants, have entered into a Memorandum of Understanding with representatives of class counsel regarding the proposed settlement of various purported class action lawsuits that had been filed relating to the transaction. The settlement is subject to, among other things, completion of definitive documentation and other required procedures for court approval.

        Rexel, Inc. is a major electrical supplies distributor in the U.S. Rexel S.A. is the majority shareholder of Rexel, Inc. Rexel S.A. is headquartered in Paris, France, and is listed on the Paris stock exchange. Rexel S.A., operating through its affiliated companies, including Rexel, Inc., is the largest electrical supplies distributor in the world, with operations in 17 countries.


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